Mail Stop 3561

      							August 17, 2005


Mr. Yuval Yanai
Chief Financial Officer
Koor Industries, Ltd.
14 Hamelacha Street
Rosh Ha`ayin 48091, Israel

	Re:	Koor Industries, Ltd.
      Form 20-F for the Fiscal Year Ended December 31, 2004
		Filed July 15, 2005

Dear Mr. Yanai:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the Years Ended December 31, 2004

Item 15, Controls and Procedures, page 113

1. We note your disclosure that your disclosure controls and procedures are "effective in alerting them on a timely basis to material information relating to us required to be included in our reports file[d] or submitted under the Exchange Act." Please revise to clarify, if true, that your disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange
Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e)
of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective.

Principal and Subsidiary Auditor Reports, page F-2

Report of Independent Auditors, page F-2

2. The audit report of your principal auditor as of December 31,
2004
and 2003 and for the three years then ended, states that with respect to certain subsidiaries and affiliates, your audit opinion is based solely on the reports of the other auditors. Your relationship to the companies for which audit reports have been included is unclear.
If you have included an audit report for a subsidiary other than those listed in exhibit 8.1, please tell us what your relationship is to that company.

3. The audit report of your principal auditor as of December 31,
2004
and 2003 and for the three years then ended, states that with respect to certain subsidiaries and affiliates, your audit opinion is based solely on the reports of the other auditors. The subsidiary and affiliate auditors` reports on the financial statements of Talla-Com,
Tadiran Electronic Industries, LLC, Microwave Networks, Inc., and Balton CP Limited, express opinions on the entities` conformity with
US GAAP. It is unclear which auditor has taken responsibility for the conversion of the subsidiary amounts from US GAAP to Israeli GAAP. Responsibility for the conversions should be clearly stated in the report of the auditor that has taken responsibility. Therefore, please amend your 20-F to include audit reports that clearly state which auditor has taken responsibility for the conversions. For further guidance, refer to Topic V (J) of the information provided in the International Reporting and Disclosure Issues in the Division of
Corporation Finance, which is available on our website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P2
44_30840.


Auditors` Report of Nutriblend, Ltd., page F-134

4. The audit report of your principal auditor as of December 31,
2004
and 2003 and for the three years then ended, states that with respect to certain subsidiaries and affiliates, your audit opinion is based solely on the reports of the other auditors. The audit report of Goodman Jones on the financial statements of Nutriblend Ltd., express an opinion on the entities` conformity with UK GAAP. It is unclear which auditor has taken responsibility for the conversion of the subsidiary amounts from UK GAAP to Israeli GAAP. Responsibility for the conversions should be clearly stated in the report of the auditor that has taken responsibility. Revise your Form 20-F to include an audit report that clearly states the auditor responsible for the conversion from UK GAAP to Israeli GAAP.

Auditor Reports Issued by Hoberman, Miller Goldstein & Lesser, pages
F-124, F-127 and F-128

5. Revise to include the city and state where the accountant`s reports were issued in accordance with Rule 2-02(a)(3) of Regulation
S-X.

6. The subsidiary and affiliate auditors` reports on the financial statements of Talla-Com, Tadiran Electronic Industries, LLC, and Microwave Networks, Inc. all include a statement that "Application of accounting principles generally accepted in Israel did not have a material effect on the results of operations, shareholder`s equity and cash flows for the years ended December 31, 2004 and 2003." However, we note the significant adjustments required in note 28 to convert your results from Israeli GAAP to US GAAP. Please tell us about the GAAP differences that were identified for each company and why they were not considered to have a material effect on the results of operations, shareholder`s equity and cash flows.

Note 28. Material Differences Between Israeli and US GAAP and their
Effect on Financial Statements, page F-107

7. Please consider providing a cross reference from your descriptions of the Israeli versus US GAAP differences, which are presented beginning on page F-107, to each line item in your numerical reconciliations beginning on page F-117.

Reconciliation of net earnings (loss), page F-117

8. We refer to the reconciling item described in note A(7) for provisions for anticipated losses from realization of convertible securities in investee companies. Please provide us with an example of a situation where you were required to create a provision for such a loss and how you determined the reconciling item to arrive at US GAAP.

9. We refer to the reconciling item described in note A(8) for employee severance benefits as a part of an efficiency program. It is not clear what the differences are between Israeli and US GAAP beginning in 2003; please clarify. Also, please tell us why severance pay under US GAAP would have been more than that reported in Israeli GAAP in 2003 and less than the amounts reported in Israeli
GAAP in 2004.

10. We refer to the reconciling item entitled "capital gain from a decline in holding in consolidated company." Please explain what this adjustment refers to and revise to describe the Israeli versus
US GAAP differences.

11. We refer to the reconciling item described in note A(11) entitled, "revenue recognition - adoption of SAB 101." Please explain in more detail what the differences are between US GAAP and
Israeli GAAP for the years presented, and what the reconciling items represent.

12. We refer to the reconciling item entitled, "differences from investee due to impairment previously recorded." Please explain to us the nature of this adjustment. Also revise your disclosure to describe the differences between Israeli and US GAAP.

13. We refer to the reconciling item associated with your investment in ECI, as described in note A(14). Please explain in greater detail how you accounted for the impairment and the currency translation adjustment in Israeli GAAP and clearly explain to us how you determined the reconciling adjustments in accordance with US GAAP. Further, please tell us why the excess of Koor`s share in the equity over the investment was attributed to ECI`s non-current assets and how this affects your financial statements.

Consolidated Statement of Cash Flows

14. In accordance with Item 17(c)(2)(iii) of Form 20-F, revise to include a statement of cash flows prepared in accordance with US GAAP and SFAS No. 95 or with International Accounting Standard 7; or furnish in a note to the financial statements a quantified description of the material differences between cash or funds flows reported in your primary financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with US GAAP.

15. You state in note 2 that you consolidate jointly controlled companies by the proportionate consolidation method. Please identify those entities for us, and tell us how you complied with the provisions set forth in Item 17(c)(2)(vii) to Form 20-F.

Statement of Shareholders` Equity

16. In your response letter, please provide us with statements of changes in shareholders` equity for 2004 and 2003 using balances determined under US GAAP to help us understand your US GAAP presentation. Consider including this information in future filings.

Financial Statements of Makhteshim-Agan Industries Ltd., page F-
142

Audit Report of Makhteshim-Agan Industries Ltd., page F-143

17. The report of Somekh Chaikin on the financial statements of Makhteshim-Agan Industries Ltd. for the years ended December 31, 2004, 2003 and 2002 included in your Form 20-F indicates that the audits were conducted on a basis of auditing other than standards of the Public Company Accounting Oversight Board (PCAOB). You should take whatever steps are necessary to obtain an audit conducted in accordance with the standards of the PCAOB. You should then amend your Form 20-F to include financial statements accompanied by an audit report that states that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board
(United States).

18. Revise to include the city and state where the accountant`s report was issued in accordance with Rule 2-02(a)(3) of Regulation S-
X.


*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-
3828
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,


								Larry Spirgel
								Assistant Director

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Mr. Yuval Yanai
Koor Industries, Ltd.
August 17, 2005
Page 6



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549